UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78397T103

(CUSIP Number)

September 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397T 103

1.	Names of Reporting Persons Eddie Joe Sullivan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,719,113 shares (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,719,113 shares (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,719,113 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,230,564 shares of Common Stock held directly by Dr. Sullivan and (ii) 488,549 shares issuable to Dr. Sullivan pursuant to options exercisable within 60 days from the date hereof. Excludes (i) 2,106,361 shares issued into escrow for his benefit, the release from which is subject to achievement of certain stock price milestones (while such shares are held in escrow, Dr. Sullivan has neither voting power nor dispositive power over the escrowed shares), and (ii) 197,374 restricted stock units that become vested upon achievement of certain stock price milestones.

(2)

This percentage is calculated based on 43,030,885 shares of Common Stock, the amount of outstanding shares as of the date hereof, as reported on the Issuer’s Registration Statement on Form S-1 (File No. 333-267012) filed with the Securities and Exchange Commission on August 23, 2022.

CUSIP No. 78397T 103

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Dr. Sullivan (the “Reporting Person”) on November 1, 2021, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of SAB Biotherapeutics, Inc., a Delaware corporation (the “Issuer”).

Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 1 reflects the subsequent purchase an aggregate of 14,000 shares of Common Stock by Dr. Sullivan.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On September 7, 2022, the Reporting Person purchased a total of 14,000 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Person purchased the Common Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 13.3% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 43,030,885 shares of Common Stock, the amount of outstanding shares as of the date hereof, as reported on the Issuer’s Registration Statement on Form S-1 (File No. 333-267012) filed with the Securities and Exchange Commission on August 23, 2022.

(b)	See responses to Items 7, 8, 9, 10 and 11 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Reference is made to Item 4 above. Except as set forth herein, neither of the Reporting Persons have effected any transactions in shares of the Issuer’s Common Stock during the last 60 days..

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2022

By:	/s/ Eddie Joe Sullivan
Eddie Joe Sullivan